UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the Fiscal Semiannual Period Ended June 30, 2025

MASTERWORKS VAULT 3, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12289

Delaware	93-1920406
State of other jurisdiction of incorporation or Organization	(I.R.S. Employer Identification No.)

1 WORLD TRADE CENTER, 57TH FLOOR, NEW YORK, NY 10007

(Full mailing address of principal executive offices)

(203) 518-5172

(Issuer’s telephone number, including area code)

www.masterworks.com

(Issuer’s website)

Series 325 Class A Ordinary Shares, Series 327 Class A Ordinary Shares, Series 330 Class A Ordinary Shares, Series 332 Class A Ordinary Shares, Series 334 Class A Ordinary Shares, Series 337 Class A Ordinary Shares, Series 349 Class A Ordinary Shares, Series 352 Class A Ordinary Shares, Series 355 Class A Ordinary Shares, Series 358 Class A Ordinary Shares, Series 369 Class A Ordinary Shares, Series 371 Class A Ordinary Shares, Series 384 Class A Ordinary Shares, Series 388 Class A Ordinary Shares, Series 390 Class A Ordinary Shares, Series 398 Class A Ordinary Shares, Series 400 Class A Ordinary Shares, Series 413 Class A Ordinary Shares, Series 414 Class A Ordinary Shares, Series 431 Class A Ordinary Shares, Series 432 Class A Ordinary Shares, Series 436 Class A Ordinary Shares, Series 447 Class A Ordinary Shares, Series 462 Class A Ordinary Shares, Series 464 Class A Ordinary Shares, Series 466 Class A Ordinary Shares, Series 468 Class A Ordinary Shares, Series 471 Class A Ordinary Shares, Series 474 Class A Ordinary Shares, Series 482 Class A Ordinary Shares, Series 484 Class A Ordinary Shares, Series 487 Class A Ordinary Shares, Series 490 Class A Ordinary Shares, Series 492 Class A Ordinary Shares, Series 493 Class A Ordinary Shares, Series 494 Class A Ordinary Shares

(Securities issued pursuant to Regulation A)

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “plan,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, or state other forward-looking information. Our ability to predict future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, actual outcomes could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could cause our forward-looking statements to differ from actual outcomes include, but are not limited to, those described under the heading “Risk Factors” in our most recent Offering Circular filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in our periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this Report. Furthermore, except as required by law, we are under no duty to, and do not intend to, update any of our forward-looking statements after the date of this Report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations

As used in this Report, “we,” “our,” “ours,” “us,” or the “Company,” refer to Masterworks Vault 3, LLC, a Delaware series limited liability company and, as the context requires, the series of the Company and the segregated portfolios of Masterworks Cayman, SPC that holds title to the Artwork of each series, individually or collectively. “Masterworks” refers to Masterworks, LLC, and or its wholly owned subsidiaries.

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with our unaudited Consolidated Financial Statements and the related notes. The Consolidated Financial Statements included in this filing are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make the interim Consolidated Financial Statements not misleading.

Overview

We are a Delaware series limited liability company formed on June 14, 2023 to facilitate investment in distinct artworks (each, an “Artwork” and collectively, the “Artworks”). We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended (each an “Offering” and, collectively, “Offerings”). The Class A shares of each series represent ordinary membership interests in such series (“Class A shares”) and an investment solely in a particular series and, thus, indirectly in the Artwork beneficially owned by that series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

On or about July 28, 2023, the Company commenced accepting subscriptions for one or more Offerings. As of June 30, 2025, aggregate subscriptions of $39,641,560 had been accepted by the Company and closed upon, resulting in the issuance of an aggregate of 1,982,078 Class A ordinary shares of various series at $20.00 per share. All of the proceeds from each Offering are used to pay, directly or indirectly, for the acquisition of Artwork, and to pay an expense allocation to Masterworks.

2

During all relevant times following the initial closing of each Offering, each series holds title to the specific Artwork that it acquires in a segregated portfolio of Masterworks Cayman, SPC, or “Masterworks Cayman”, a Cayman Islands segregated portfolio company. A segregated portfolio company registered under the Cayman Islands Companies Law is a single entity which may establish internal segregated portfolios. Each series owns 100% of the ordinary share capital of the applicable segregated portfolio, and such segregated portfolio will be treated as a subsidiary of the applicable series for financial reporting purposes. As of June 30, 2025, no series of the Company or any segregated portfolio of Masterworks Cayman beneficially owns any material assets other than the single Artwork associated with such series or has any indebtedness or commercial obligations following the final closing of such series offering other than obligations arising pursuant to a management services agreement with Masterworks and potential contractual obligations associated with an eventual sale of the Artwork of a series.

Pursuant to a management services agreement by and between the Company, on behalf of each applicable series, Masterworks Cayman, on behalf of each applicable segregated portfolio, and the Administrator (the “Services Agreement”), Masterworks manages all of our administrative services and funds all ordinary and necessary costs and expenses to maintain the Artwork of each series in exchange for preferred equity interests in each segregated portfolio of Masterworks Cayman (“SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman outstanding, per annum. The SPC Preferred share issuances are made quarterly in arrears and there is no overall limit to the number of SPC Preferred shares that may be issued to Masterworks. Masterworks will be entitled to receive $20.00 per SPC Preferred share in preference to distributions to holders of Class A shares. Each series of the Company or segregated portfolio of Masterworks Cayman, as applicable, will remain obligated to reimburse the Administrator for any extraordinary or non-routine costs, payments and expenses, if any, in cash from the proceeds of a sale of the Artwork of such series, and Masterworks may also charge additional transactional fees upon a private sale of Artwork in certain circumstances.

In addition, a one-time expense allocation payment to Masterworks by each series from the proceeds of a series offering is intended to be reasonable compensation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No such charges or expenses are otherwise invoiced to the Company.

Other than activities related to each series offering and the acquisition and maintenance of the Artworks, we have not conducted any other business activities or operations. Our strategy is to display, promote and market the Artwork of each series in a manner designed to enhance its provenance and increase its exposure and its value.

We do not expect to generate any material amount of revenues or cash flow unless and until we sell the Artwork of a series. We are totally reliant on Masterworks to maintain the Artwork and administer our business. Although we believe the Administrator has sufficient capital resources and sources of liquidity to perform its obligations under the Services Agreement for the foreseeable future, there can be no assurance that the Administrator will be able to maintain sufficient capital to satisfy its obligations in future periods.

Operating Results

Our operating results for any particular series for any fiscal period following the closing date on which the applicable series offering is fully subscribed will only reflect the management services fee, which includes all ordinary and necessary operating expenses, and any extraordinary or non-recurring items for which we are responsible. Accordingly, differences in operating results from one fiscal period to the next are primarily attributable to the timing of the acquisition and disposition of the Artwork of a series. Operating results for a particular series for any fiscal period may also be affected by changes in the fair value of the Artwork of such series, since the services fee payable to Masterworks in the form of SPC Preferred shares is recorded based on the fair value of the SPC Preferred shares over the time period during which the related services are performed.

During the periods presented in the unaudited Consolidated Financial Statements included in this Report, neither the Company nor any series was responsible for any extraordinary or non-recurring expenses.

3

Contingent Liabilities

Neither the Company nor any series had any contingent liabilities as of June 30, 2025.

Income Taxes

We expect that the Company will be treated as a partnership for U.S. federal income tax purposes and not as an association or publicly traded partnership subject to tax as a corporation. As a partnership, we generally will not be subject to U.S. federal income tax. Instead, each shareholder that is subject to U.S. tax will be required to take into account its distributive share, whether or not distributed, of each item of our income, gain, loss, deduction or credit.

We had no federal and state income tax assets, liabilities or expenses as of and for the period ended June 30, 2025.

Liquidity and Capital Resources of the Administrator

We do not maintain any material liquid assets and, accordingly, we rely upon the Administrator to pay for the maintenance and administration of our Company and the business of each series in accordance with the Services Agreement. The table below summarizes selected unaudited balance sheet information of the Administrator as of June 30, 2025 and as of June 30, 2024, respectively:

	June 30, (in thousands)
	2025	2024
Assets
Cash, cash equivalents and restricted cash	$6,765,617	$24,468,658
Investments in securities from affiliates	25,483,356	18,691,099
Property and equipment, net	393,175	429,878
Other assets	4,497,580	1,391,623
Total assets	$37,139,729	$44,981,259

Liabilities
Current liabilities	$3,986,304	$2,765,713
Long-term liabilities	0	0
Total liabilities	3,986,304	2,765,713

Member’s Equity	33,153,425	42,215,546
Total Member’s equity	$33,153,425	$42,215,546

We believe the Administrator has sufficient sources of current and future liquidity to satisfy its obligations under the Services Agreement for the foreseeable future. We do not believe the Company will need to raise any additional funds through the issuance and sale of securities for any series that has completed an offering in the foreseeable future, excluding management fee shares, and we are not permitted to do so under our operating agreement without prior approval of holders of the Class A ordinary shares of such series.

Masterworks, including the Administrator, has experienced considerable growth since inception in 2017, which has been funded through borrowings from Scott W. Lynn, the Founder of Masterworks, equity contributions of approximately $110 million from private investors in October 2021 and borrowings under a $25 million senior secured revolving credit facility that expires in November 2025. Masterworks earns the vast majority of its management fees and obtains profits interests in the form of equity interests in issuers sponsored on the Masterworks Platform and periodically sells these equity interests for cash consideration. Masterworks has generated operating losses and negative cash flows from operations since 2022.

4

The Administrator earns fees in the form of SPC Preferred shares. Once earned the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1, which effectively results in dilution of other Class A shareholders of 1.5% per annum. The direct incremental costs incurred by the Administrator to satisfy its obligations under the Services Agreement are expected to be less than its revenues.

The Administrator has covenanted in the Services Agreement that for so long as such agreement remains in effect, the Administrator will maintain on hand cash reserves sufficient to pay at least one year of estimated expenses to satisfy its obligations under the Services Agreement to fund the Company’s and each series operations until the sale of the Artwork of each series. The costs incurred by the Administrator to satisfy its obligations under the Services Agreement and similar agreements for other issuers are expected to be less than its cash inflows, though such cash inflows may be insufficient to fund the Administrator’s operations and growth initiatives. Masterworks intends to fund its ongoing operations and future growth through the sale of management fee shares, together with other revenues generated by Masterworks, and may seek additional sources of third-party financing.

Masterworks’ revolving credit facility is secured by substantially all assets of Masterworks, including a pledge of equity interests in the Company beneficially owned by Masterworks. Other than these rights to acquire equity interests from Masterworks in the event of a default under the loan facility, Masterworks creditors have no rights, claims or interest in the assets of the Company. As of September 26, 2025, Masterworks has no outstanding borrowings under the credit facility. Any subsequent borrowings, if any, along with certain fees and expenses become due and payable on November 30, 2025.

The Administrator conducts other business activities, including the management of other entities similar to the Company and expects that, with scale and maturity of its operations as sales of artwork and management fee shares become a more regular occurrence, the Administrator’s cash inflows will consistently exceed its costs. The Company cannot estimate at this time what the aggregate costs and expenses of the Administrator will be with respect to such activities as they will depend on many factors. Additionally, we intend to own the Artwork of each series for an indefinite period, although we will evaluate any reasonable third party offers to acquire the Artwork of a series following the offering conducted by the series.

Recent Developments in the Art Market

Transaction volumes in the global art market continued to reset from its COVID-era highs through 2024 and into the first half of 2025. Contemporary auction sales fell by 36% in 2024 to a six-year low, led by a sharp pullback in ultra-contemporary works – those by artists born from the 1970s onward – which declined -43% YoY amid sustained weakness in Chinese demand. Post-War continued to dominate sales at the top end of the market, capturing 76% of the $1m+ value and 73% of the lots (and 81% of the $10m+ lots) within the combined Post-War & Contemporary category.

In general, lower sales volumes has the effect of diminishing consignor interest in selling top-quality material, particularly at public auction. As a result, sales at the very highest end tightened with one nine-figure lot sold in 2024 (compared to two in 2023 and six in 2022), and sales between $10m-$100m dropped 45.5%, exerting an outsized drag on totals. Market fundamentals, however, showed improvement: sell-through rates rose to 84%, a three-year high, and the price-to-estimate ratio grew to 29% from 27% in 2024, signaling healthier price discovery, better-matched expectations and a return to a more normalized market

Private sales channels captured increased transaction volume as sellers avoided public auctions and buyers sought discretion. Christie’s private sales rose 41% YoY and Sotheby’s rose 17%. Dealer-run digital channels have more than doubled since 2019, reflecting continued investment and buyer comfort online. Meanwhile, third-party guarantees remained a core tool for underwriting marquee works. Collectors skewed toward established, market-tested names, as Jean-Michel Basquiat, Andy Warhol, and David Hockney led 2024 auction sales, at $185m, $173m and $151m respectively, underscoring the depth in mature Post-War markets even as riskier Contemporary assets reset.

5

Looking ahead through 2025, market sentiment has improved, but tariffs, geopolitics, and financial-market volatility could temper demand, particularly at the top end of the market. We expect a selective, private sales-led recovery: Post-War should continue to anchor the high end, while Contemporary stabilizes off 2024 lows with selectivity, guarantees and private sales shaping the pace of the rebound. A backlog of major estate sales, which tends to bring new material to the market, remains a potential catalyst for improved market sentiment and opportunity for price discovery.

Current art market transaction volumes remain below prior periods, reducing near-term opportunities for artwork sales and by extension, capital formation for new offerings. This has resulted in fewer portfolio exits and corresponding distributions to investors. The Company continues to exercise flexibility in timing sales based on market conditions. For the Administrator, reduced realized sales has decreased cash flows from profit participation, though management fee accruals continue as designed.

We are not otherwise aware of any trends, uncertainties, demands, commitments or events that will materially affect our operations.

Commitments from Affiliates to Fund Operations

We have a written agreement with the Administrator to fund our operations and costs to maintain the Artwork of each series until we sell the Artwork or the earlier termination of the Services Agreement.

Item 2. Other Information

None.

6

Item 3. Consolidated Financial Statements

MASTERWORKS Vault 3, LLC

Consolidated Financial Statements

For the Period January 1, 2025 Through June 30, 2025

and For the Period January 1, 2024 Through June 30, 2024

F-1

MASTERWORKS VAULT 3, LLC

Consolidated Balance Sheet

As of June 30, 2025

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369	Series 371
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	120	120	120	2,260	120	120	110	110	110	100	120
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	120	120	120	120	2,260	120	120	110	110	110	100	120
Artwork	3,441,000	750,000	777,000	1,471,000	1,010,000	1,138,000	3,867,000	1,227,000	1,951,000	1,279,000	1,499,000	999,000
Total Assets	$3,441,120	750,120	777,120	1,471,120	1,012,260	1,138,120	3,867,120	1,227,110	1,951,110	1,279,110	1,499,100	999,120
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	2,140	-	-	-	-	-	-	-
Other amounts due to affiliates	-	-	-	-	16,180	-	-	-	-	-	-	-
Total Current Liabilities	-	-	-	-	18,320	-	-	-	-	-	-	-
Total Liabilities	$-	-	-	-	18,320	-	-	-	-	-	-	-
Members’ Equity:
Total Members’ Equity	$3,441,120	750,120	777,120	1,471,120	993,940	1,138,120	3,867,120	1,227,110	1,951,110	1,279,110	1,499,100	999,120

Noncontrolling interests in consolidated subsidiary	29,520	15,480	22,140	38,640	4,840	30,291	89,100	8,460	16,335	6,140	11,220	8,060
Members’ Equity	3,411,600	734,640	754,980	1,432,480	989,100	1,107,829	3,778,020	1,218,650	1,934,775	1,272,970	1,487,880	991,060

Total Liabilities And Members’ Equity	$3,441,120	750,120	777,120	1,471,120	1,012,260	1,138,120	3,867,120	1,227,110	1,951,110	1,279,110	1,499,100	999,120

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-2

	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436	Series 447	Series 462
ASSETS
Current Assets:
Cash and Cash Equivalents	$120	1,120	110	110	110	110	4,770	110	110	110	110	760
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	100
Total Current Assets	120	1,120	110	110	110	110	4,770	110	110	110	110	860
Artwork	794,000	999,000	1,027,000	2,886,000	2,681,000	445,000	1,540,000	299,000	1,681,000	399,000	261,000	450,000
Total Assets	$794,120	1,000,120	1,027,110	2,886,110	2,681,110	445,110	1,544,770	299,110	1,681,110	399,110	261,110	450,860
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	1,000	-	-	-	-	4,660	-	-	-	-	760
Other amounts due to affiliates	-	2,480	-	-	-	-	30,460	-	-	-	-	20,000
Total Current Liabilities	-	3,480	-	-	-	-	35,120	-	-	-	-	20,760
Total Liabilities	$-	3,480	-	-	-	-	35,120	-	-	-	-	20,760
Members’ Equity:
Total Members’ Equity	$794,120	996,640	1,027,110	2,886,110	2,681,110	445,110	1,509,650	299,110	1,681,110	399,110	261,110	430,100

Noncontrolling interests in consolidated subsidiary	21,814	9,920	15,220	33,980	36,280	8,960	6,920	4,326	21,260	5,960	1,000	720
Members’ Equity	772,306	986,720	1,011,890	2,852,130	2,644,830	436,150	1,502,730	294,784	1,659,850	393,150	260,110	429,380

Total Liabilities And Members’ Equity	$794,120	1,000,120	1,027,110	2,886,110	2,681,110	445,110	1,544,770	299,110	1,681,110	399,110	261,110	450,860

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-3

	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490	Series 492	Series 493	Series 494	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$2,800	20,140	889,208	1,200	100	6,580	18,300	12,040	174,260	100	467,120	100	1,603,129
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	100
Total Current Assets	2,800	20,140	889,208	1,200	100	6,580	18,300	12,040	174,260	100	467,120	100	1,603,229
Artwork	2,276,000	555,000		1,343,000	444,000	444,000	1,178,000	209,000					39,320,000
Total Assets	$2,278,800	575,140	889,208	1,344,200	444,100	450,580	1,196,300	221,040	174,260	100	467,120	100	40,923,229
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$2,700	20,040	889,108	1,100	-	6,480	18,200	11,940	174,160	-	467,020	-	1,599,309
Other amounts due to affiliates	61,780	30,440	-	55,240	-	354,220	174,540	78,600	-	-	-	-	823,940
Total Current Liabilities	64,480	50,480	889,108	56,340	-	360,700	192,740	90,540	174,160	-	467,020	-	2,423,249
Total Liabilities	$64,480	50,480	889,108	56,340	-	360,700	192,740	90,540	174,160	-	467,020	-	2,423,249
Members’ Equity:
Total Members’ Equity	$2,214,320	524,660	100	1,287,860	444,100	89,880	1,003,560	130,500	100	100	100	100	38,499,980

Noncontrolling interests in consolidated subsidiary	8,900	-	-	3,360	1,240	-	-	-	-	-	-	-	460,086
Members’ Equity	2,205,420	524,660	100	1,284,500	442,860	89,880	1,003,560	130,500	100	100	100	100	38,039,894

Total Liabilities And Members’ Equity	$2,278,800	575,140	889,208	1,344,200	444,100	450,580	1,196,300	221,040	174,260	100	467,120	100	40,923,229

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MASTERWORKS VAULT 3, LLC

Consolidated Balance Sheet

As of June 30, 2024

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369	Series 371
ASSETS
Current Assets:
Cash and Cash Equivalents	$10,210	110	110	110	110	110	110	267,360	220,800	100	-	10,110
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	100	-
Total Current Assets	10,210	110	110	110	110	110	110	267,360	220,800	100	100	10,110
Artwork	3,441,000	750,000	777,000	1,471,000	1,010,000	1,138,000	3,867,000	-	-	-	-	999,000
Total Assets	$3,451,210	750,110	777,110	1,471,110	1,010,110	1,138,110	3,867,110	267,360	220,800	100	100	1,009,110
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$10,100	-	-	-	-	-	-	267,260	220,700	-	-	10,000
Amounts due to affiliate for purchase of artwork	1,450,240	-	-	-	467,680	-	-	-	-	-	-	286,380
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities	1,460,340	-	-	-	467,680	-	-	267,260	220,700	-	-	296,380
Total Liabilities	$1,460,340	-	-	-	467,680	-	-	267,260	220,700	-	-	296,380
Members’ Equity:
Total Members’ Equity	$1,990,870	750,110	777,110	1,471,110	542,430	1,138,110	3,867,110	100	100	100	100	712,730

Noncontrolling interests in consolidated subsidiary	-	4,200	10,260	16,320	-	12,880	30,660	-	-	-	-	-
Members’ Equity	1,990,870	745,910	766,850	1,454,790	542,430	1,125,230	3,836,450	100	100	100	100	712,730

Total Liabilities And Members’ Equity	$3,451,210	750,110	777,110	1,471,110	1,010,110	1,138,110	3,867,110	267,360	220,800	100	100	1,009,110

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-5

	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436	Series 447	Series 462
ASSETS
Current Assets:
Cash and Cash Equivalents	$110	59,790	100	141,560	1,100	100	85,300	100	1,585,664	399,100	-	-
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Total Current Assets	110	59,790	100	141,560	1,100	100	85,300	100	1,585,664	399,100	-	-
Artwork	794,000	999,000	1,027,000	2,886,000	2,681,000	445,000	1,540,000	299,000	-	-	-	-
Total Assets	$794,110	1,058,790	1,027,100	3,027,560	2,682,100	445,100	1,625,300	299,100	1,585,664	399,100	-	-
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	59,680	-	141,460	1,000	-	85,200	-	1,580,120	399,000	-	-
Amounts due to affiliate for purchase of artwork	-	265,160	-	576,280	386,400	-	1,120,680	50,000	-	-	-	-
Other amounts due to affiliates	-	-	-	-	-	-	-	-	5,444	-	-	-
Total Current Liabilities	-	324,840	-	717,740	387,400	-	1,205,880	50,000	1,585,564	399,000	-	-
Total Liabilities	$-	324,840	-	717,740	387,400	-	1,205,880	50,000	1,585,564	399,000	-	-
Members’ Equity:
Total Members’ Equity	$794,110	733,950	1,027,100	2,309,820	2,294,700	445,100	419,420	249,100	100	100	-	-

Noncontrolling interests in consolidated subsidiary	8,620	-	2,220	-	-	2,240	-	-	-	-	-	-
Members’ Equity	785,490	733,950	1,024,880	2,309,820	2,294,700	442,860	419,420	249,100	100	100	-	-

Total Liabilities And Members’ Equity	$794,110	1,058,790	1,027,100	3,027,560	2,682,100	445,100	1,625,300	299,100	1,585,664	399,100	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-6

	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490	Series 492	Series 493	Series 494	Consolidated
ASSETS
Current Assets:
Cash and Cash Equivalents	$-	-	-	-	-	-	-	-	-	-	-	-	2,782,164
Receivable from Affiliates	-	-	-	-	-	-	-	-	-	-	-	-	100
Total Current Assets	-	-	-	-	-	-	-	-	-	-	-	-	2,782,264
Artwork	-	-	-	-	-	-	-	-	-	-	-	-	24,124,000
Total Assets	$-	-	-	-	-	-	-	-	-	-	-	-	26,906,264
LIABILITIES AND MEMBERS’ EQUITY
Current Liabilities:
Unsettled subscriptions and investor subscription deposits	$-	-	-	-	-	-	-	-	-	-	-	-	2,774,520
Amounts due to affiliate for purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-	4,602,820
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-	5,444
Total Current Liabilities	-	-	-	-	-	-	-	-	-	-	-	-	7,382,784
Total Liabilities	$-	-	-	-	-	-	-	-	-	-	-	-	7,382,784
Members’ Equity:
Total Members’ Equity	$-	-	-	-	-	-	-	-	-	-	-	-	19,523,480

Noncontrolling interests in consolidated subsidiary	-	-	-	-	-	-	-	-	-	-	-	-	87,400
Members’ Equity	-	-	-	-	-	-	-	-	-	-	-	-	19,436,080

Total Liabilities And Members’ Equity	$-	-	-	-	-	-	-	-	-	-	-	-	26,906,264

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-7

MASTERWORKS VAULT 3, LLC

Consolidated Income Statement

For the period from January 1, 2025 through June 30, 2025

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369	Series 371
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$25,800	5,640	6,000	11,280	4,840	8,640	29,400	8,460	14,735	6,140	11,220	7,440
Total Expenses	25,800	5,640	6,000	11,280	4,840	8,640	29,400	8,460	14,735	6,140	11,220	7,440
Net Income/(Loss)	$(25,800)	(5,640)	(6,000)	(11,280)	(4,840)	(8,640)	(29,400)	(8,460)	(14,735)	(6,140)	(11,220)	(7,440)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	(0.15)	(0.15)	(0.15)	(0.11)	(0.15)	(0.15)	(0.14)	(0.15)	(0.11)	(0.15)	(0.15)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	170,619	37,538	38,890	73,625	44,763	56,958	193,546	58,818	96,559	57,175	74,861	49,669

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-8

	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436	Series 447	Series 462
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$6,642	7,440	7,800	21,720	20,280	3,360	6,920	2,346	12,720	3,000	1,000	720
Total Expenses	6,642	7,440	7,800	21,720	20,280	3,360	6,920	2,346	12,720	3,000	1,000	720
Net Income/(Loss)	$(6,642)	(7,440)	(7,800)	(21,720)	(20,280)	(3,360)	(6,920)	(2,346)	(12,720)	(3,000)	(1,000)	(720)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.17)	(0.15)	(0.15)	(0.15)	(0.15)	(0.15)	(0.10)	(0.16)	(0.15)	(0.15)	(0.08)	(0.03)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	39,741	49,439	51,402	144,445	134,185	22,272	69,772	14,965	84,135	19,970	12,265	21,087

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-9

	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490	Series 492	Series 493	Series 494	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$8,900	-	-	3,360	1,240	-	-	-	-	-	-	-	247,042
Total Expenses	8,900	-	-	3,360	1,240	-	-	-	-	-	-	-	247,042
Net Income/(Loss)	$(8,900)	-	-	(3,360)	(1,240)	-	-	-	-	-	-	-	(247,042)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.08)	-	-	(0.05)	(0.06)	-	-	-	-	-	-	-	(3.51)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	109,623	25,041	-	63,716	21,855	-	-	-	-	-	-	-	1,836,933

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-10

MASTERWORKS VAULT 3, LLC

Consolidated Income Statement

For the period from January 1, 2024 through June 30, 2024

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369	Series 371
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	4,200	5,880	11,040	-	8,520	29,040	-	-	-	-	-
Total Expenses	-	4,200	5,880	11,040	-	8,520	29,040	-	-	-	-	-
Net Income/(Loss)	$-	(4,200)	(5,880)	(11,040)	-	(8,520)	(29,040)	-	-	-	-	-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	(0.12)	(0.15)	(0.15)	-	(0.15)	(0.15)	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	57,847	35,501	38,850	73,550	19,097	56,900	192,787	-	-	-	-	25,790

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-11

	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436	Series 447	Series 462
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$6,000	-	2,220	-	-	2,240	-	-	-	-	-	-
Total Expenses	6,000	-	2,220	-	-	2,240	-	-	-	-	-	-
Net Income/(Loss)	$(6,000)	-	(2,220)	-	-	(2,240)	-	-	-	-	-	-

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$(0.15)	-	(0.06)	-	-	(0.10)	-	-	-	-	-	-
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	39,700	25,557	39,347	61,620	78,798	22,250	20,716	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-12

	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490	Series 492	Series 493	Series 494	Consolidated
Income:
Total Income	$-	-	-	-	-	-	-	-	-	-	-	-	-
Expenses:
Share-based compensation - administrative services fees	$-	-	-	-	-	-	-	-	-	-	-	-	69,140
Total Expenses	-	-	-	-	-	-	-	-	-	-	-	-	69,140
Net Income/(Loss)	$-	-	-	-	-	-	-	-	-	-	-	-	(69,140)

Net Income/(Loss) per Class A ordinary Share, Basic and Diluted	$-	-	-	-	-	-	-	-	-	-	-	-	(1.03)
Weighted Average Number of Class A ordinary Shares Outstanding, Basic and Diluted	-	-	-	-	-	-	-	-	-	-	-	-	788,310

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-13

MASTERWORKS VAULT 3, LLC

Consolidated Statement of Members’ Equity

(Unaudited)

Series 325
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	28,542	$570,850	1,000	$100	$570,950	-	$-	$570,950
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	70,996	1,419,920	-	-	1,419,920	-	-	1,419,920
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	99,538	$1,990,770	1,000	$100	$1,990,870	-	$-	$1,990,870

Balance at January 1, 2025	165,925	$3,314,800	1,000	$100	3,314,900	186	$3,720	$3,318,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	6,125	122,500	-	-	122,500	-	-	122,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,290	25,800	25,800
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(25,800)	-	-	(25,800)	-	-	(25,800)
Balance at June 30, 2025	172,050	$3,411,500	1,000	$100	$3,411,600	1,476	$29,520	$3,441,120

F-14

Series 327
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	31,104	$622,090	1,000	$100	$622,190	-	$-	$622,190
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	6,396	127,920	-	-	127,920	-	-	127,920
Shares issued to noncontrolling interests for management services	-	-	-	-	-	210	4,200	4,200
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,200)	-	-	(4,200)	-	-	(4,200)
Balance at June 30, 2024	37,500	$745,810	1,000	$100	$745,910	210	$4,200	$750,110

Balance at January 1, 2025	37,500	$740,180	1,000	$100	740,280	492	$9,840	$750,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	282	5,640	5,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,640)	-	-	(5,640)	-	-	(5,640)
Balance at June 30, 2025	37,500	$734,540	1,000	$100	$734,640	774	$15,480	$750,120

F-15

Series 330
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	38,850	$772,630	1,000	$100	$772,730	$219	$4,380	$777,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	294	5,880	5,880
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(5,880)	-	-	(5,880)	-	-	(5,880)
Balance at June 30, 2024	38,850	$766,750	1,000	$100	$766,850	513	$10,260	$777,110

Balance at January 1, 2025	38,850	$760,880	1,000	$100	760,980	807	$16,140	$777,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2025	38,850	$754,880	1,000	$100	$754,980	1,107	$22,140	$777,120

F-16

Series 332
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	73,550	$1,465,730	1,000	$100	$1,465,830	264	$5,280	$1,471,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	552	11,040	11,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(11,040)	-	-	(11,040)	-	-	(11,040)
Balance at June 30, 2024	73,550	$1,454,690	1,000	$100	$1,454,790	816	$16,320	$1,471,110

Balance at January 1, 2025	73,550	$1,443,660	1,000	$100	1,443,760	1,368	$27,360	$1,471,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	564	11,280	11,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(11,280)	-	-	(11,280)	-	-	(11,280)
Balance at June 30, 2025	73,550	$1,432,380	1,000	$100	$1,432,480	1,932	$38,640	$1,471,120

F-17

Series 334
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	3,874	$77,490	1,000	$100	$77,590	-	$-	$77,590
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	23,242	464,840	-	-	464,840	-	-	464,840
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	27,116	$542,330	1,000	$100	$542,430	-	$-	$542,430

Balance at January 1, 2025	33,475	$669,520	1,000	$100	669,620	-	$-	$669,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,216	324,320	-	-	324,320	-	-	324,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	242	4,840	4,840
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(4,840)	-	-	(4,840)	-	-	(4,840)
Balance at June 30, 2025	49,691	$989,000	1,000	$100	$989,100	242	$4,840	$993,940

F-18

Series 337
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	56,900	$1,133,650	1,000	$100	$1,133,750	218	$4,360	$1,138,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	426	8,520	8,520
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,520)	-	-	(8,520)	-	-	(8,520)
Balance at June 30, 2024	56,900	$1,125,130	1,000	$100	$1,125,230	644	$12,880	$1,138,110

Balance at January 1, 2025	56,900	$1,116,369	1,000	$100	1,116,469	1,070	$21,651	$1,138,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	432	8,640	8,640
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,640)	-	-	(8,640)	-	-	(8,640)
Balance at June 30, 2025	56,900	$1,107,729	1,000	$100	$1,107,829	1,502	$30,291	$1,138,120

F-19

Series 349
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	187,350	$3,745,390	1,000	$100	$3,745,490	81	$1,620	$3,747,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	6,000	120,000	-	-	120,000	-	-	120,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,452	29,040	29,040
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(29,040)	-	-	(29,040)	-	-	(29,040)
Balance at June 30, 2024	193,350	$3,836,350	1,000	$100	$3,836,450	1,533	$30,660	$3,867,110

Balance at January 1, 2025	193,350	$3,807,320	1,000	$100	3,807,420	2,985	$59,700	$3,867,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,470	29,400	29,400
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(29,400)	-	-	(29,400)	-	-	(29,400)
Balance at June 30, 2025	193,350	$3,777,920	1,000	$100	$3,778,020	4,455	$89,100	$3,867,120

F-20

Series 352
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	51,823	$1,036,470	1,000	$100	1,036,570	-	$-	$1,036,570
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	9,527	190,540	-	-	190,540	-	-	190,540
Shares issued to noncontrolling interests for management services	-	-	-	-	-	423	8,460	8,460
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,460)	-	-	(8,460)	-	-	(8,460)
Balance at June 30, 2025	61,350	$1,218,550	1,000	$100	$1,218,650	423	$8,460	$1,227,110

F-21

Series 355
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	94,534	$1,888,570	1,000	$100	1,888,670	106	$2,120	$1,890,790
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	3,016	60,320	-	-	60,320	-	-	60,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	732	14,735	14,735
Shares exchanged	26	520	-	-	520	(26)	(520)	-
Net income/(loss)	-	(14,735)	-	-	(14,735)	-	-	(14,735)
Balance at June 30, 2025	97,576	$1,934,675	1,000	$100	$1,934,775	812	$16,335	$1,951,110

F-22

Series 358
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	44,815	$896,310	1,000	$100	896,410	-	$-	$896,410
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	19,135	382,700	-	-	382,700	-	-	382,700
Shares issued to noncontrolling interests for management services	-	-	-	-	-	307	6,140	6,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,140)	-	-	(6,140)	-	-	(6,140)
Balance at June 30, 2025	63,950	$1,272,870	1,000	$100	$1,272,970	307	$6,140	$1,279,110

F-23

Series 369
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	74,950	1,499,000	-	-	1,499,000	-	-	1,499,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	561	11,220	11,220
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(11,220)	-	-	(11,220)	-	-	(11,220)
Balance at June 30, 2025	74,950	$1,487,780	1,000	$100	$1,487,880	561	$11,220	$1,499,100

F-24

Series 371
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	15,241	$304,830	1,000	$100	$304,930	-	$-	$304,930
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	20,390	407,800	-	-	407,800	-	-	407,800
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	35,631	$712,630	1,000	$100	$712,730	-	$-	$712,730

Balance at January 1, 2025	48,630	$971,820	1,000	$100	971,920	40	$800	$972,720
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,320	26,400	-	-	26,400	-	-	26,400
Shares issued to noncontrolling interests for management services	-	-	-	-	-	372	7,440	7,440
Shares exchanged	9	180	-	-	180	(9)	(180)	-
Net income/(loss)	-	(7,440)	-	-	(7,440)	-	-	(7,440)
Balance at June 30, 2025	49,959	$990,960	1,000	$100	$991,060	403	$8,060	$999,120

F-25

Series 384
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	39,700	$791,390	1,000	$100	$791,490	131	$2,620	$794,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	300	6,000	6,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,000)	-	-	(6,000)	-	-	(6,000)
Balance at June 30, 2024	39,700	$785,390	1,000	$100	$785,490	431	$8,620	$794,110

Balance at January 1, 2025	39,700	$778,848	1,000	$100	778,948	731	$15,172	$794,120
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	306	6,642	6,642
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,642)	-	-	(6,642)	-	-	(6,642)
Balance at June 30, 2025	39,700	$772,206	1,000	$100	$772,306	1,037	$21,814	$794,120

F-26

Series 388
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	8,755	$175,110	1,000	$100	$175,210	-	$-	$175,210
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	27,937	558,740	-	-	558,740	-	-	558,740
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	36,692	$733,850	1,000	$100	$733,950	-	$-	$733,950

Balance at January 1, 2025	49,275	$983,040	1,000	$100	983,140	124	$2,480	$985,620
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	551	11,020	-	-	11,020	-	-	11,020
Shares issued to noncontrolling interests for management services	-	-	-	-	-	372	7,440	7,440
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(7,440)	-	-	(7,440)	-	-	(7,440)
Balance at June 30, 2025	49,826	$986,620	1,000	$100	$986,720	496	$9,920	$996,640

F-27

Series 390
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	51,350	1,027,000	-	-	1,027,000	-	-	1,027,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	111	2,220	2,220
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,220)	-	-	(2,220)	-	-	(2,220)
Balance at June 30, 2024	51,350	$1,024,780	1,000	$100	$1,024,880	111	$2,220	$1,027,100

Balance at January 1, 2025	51,350	$1,017,110	1,000	$100	1,017,210	495	$9,900	$1,027,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	390	7,800	7,800
Shares exchanged	124	2,480	-	-	2,480	(124)	(2,480)	-
Net income/(loss)	-	(7,800)	-	-	(7,800)	-	-	(7,800)
Balance at June 30, 2025	51,474	$1,011,790	1,000	$100	$1,011,890	761	$15,220	$1,027,110

F-28

Series 398
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	115,486	2,309,720	-	-	2,309,720	-	-	2,309,720
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	115,486	$2,309,720	1,000	$100	$2,309,820	-	$-	$2,309,820

Balance at January 1, 2025	144,300	$2,869,690	1,000	$100	2,869,790	816	$16,320	$2,886,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,086	21,720	21,720
Shares exchanged	203	4,060	-	-	4,060	(203)	(4,060)	-
Net income/(loss)	-	(21,720)	-	-	(21,720)	-	-	(21,720)
Balance at June 30, 2025	144,503	$2,852,030	1,000	$100	$2,852,130	1,699	$33,980	$2,886,110

F-29

Series 400
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	114,730	2,294,600	-	-	2,294,600	-	-	2,294,600
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	114,730	$2,294,600	1,000	$100	$2,294,700	-	$-	$2,294,700

Balance at January 1, 2025	134,050	$2,665,010	1,000	$100	2,665,110	800	$16,000	$2,681,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	1,014	20,280	20,280
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(20,280)	-	-	(20,280)	-	-	(20,280)
Balance at June 30, 2025	134,050	$2,644,730	1,000	$100	$2,644,830	1,814	$36,280	$2,681,110

F-30

Series 413
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	22,250	445,000	-	-	445,000	-	-	445,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	112	2,240	2,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,240)	-	-	(2,240)	-	-	(2,240)
Balance at June 30, 2024	22,250	$442,760	1,000	$100	$442,860	112	$2,240	$445,100

Balance at January 1, 2025	22,250	$439,410	1,000	$100	439,510	280	$5,600	$445,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2025	22,250	$436,050	1,000	$100	$436,150	448	$8,960	$445,110

F-31

Series 414
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	1,000	$100	$100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	20,966	419,320	-	-	419,320	-	-	419,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	20,966	$419,320	1,000	$100	$419,420	-	$-	$419,420

Balance at January 1, 2025	59,461	$1,189,230	1,000	$100	1,189,330	-	$-	$1,189,330
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	16,016	320,320	-	-	320,320	-	-	320,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	346	6,920	6,920
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(6,920)	-	-	(6,920)	-	-	(6,920)
Balance at June 30, 2025	75,477	$1,502,630	1,000	$100	$1,502,730	346	$6,920	$1,509,650

F-32

Series 431
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	12,450	249,000	-	-	249,000	-	-	249,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	12,450	$249,000	1,000	$100	$249,100	-	$-	$249,100

Balance at January 1, 2025	14,950	$297,030	1,000	$100	297,130	99	$1,980	$299,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	114	2,346	2,346
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(2,346)	-	-	(2,346)	-	-	(2,346)
Balance at June 30, 2025	14,950	$294,684	1,000	$100	$294,784	213	$4,326	$299,110

F-33

Series 432
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	84,050	$1,672,470	1,000	$100	1,672,570	427	$8,540	$1,681,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	636	12,720	12,720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(12,720)	-	-	(12,720)	-	-	(12,720)
Balance at June 30, 2025	84,050	$1,659,750	1,000	$100	$1,659,850	1,063	$21,260	$1,681,110

F-34

Series 436
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	1,000	$100	$100	-	$-	$100

Balance at January 1, 2025	19,950	$396,050	1,000	$100	396,150	148	$2,960	$399,110
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	150	3,000	3,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,000)	-	-	(3,000)	-	-	(3,000)
Balance at June 30, 2025	19,950	$393,050	1,000	$100	$393,150	298	$5,960	$399,110

F-35

Series 447
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	11,925	$238,510	1,000	$100	238,610	-	$-	$238,610
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	1,125	22,500	-	-	22,500	-	-	22,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	50	1,000	1,000
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,000)	-	-	(1,000)	-	-	(1,000)
Balance at June 30, 2025	13,050	$260,010	1,000	$100	$260,110	50	$1,000	$261,110

F-36

Series 462
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	21,500	430,000	-	-	430,000	-	-	430,000
Shares issued to noncontrolling interests for management services	-	-	-	-	-	36	720	720
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(720)	-	-	(720)	-	-	(720)
Balance at June 30, 2025	21,500	$429,280	1,000	$100	$429,380	36	$720	$430,100

F-37

Series 464
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	110,711	2,214,220	-	100	2,214,320	-	-	2,214,320
Shares issued to noncontrolling interests for management services	-	-	-	-	-	445	8,900	8,900
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(8,900)	-	-	(8,900)	-	-	(8,900)
Balance at June 30, 2025	110,711	$2,205,320	1,000	$200	$2,205,520	445	$8,900	$2,214,420

F-38

Series 466
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	1,000	$100	100	-	$-	$100
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	26,228	524,560	-	-	524,560	-	-	524,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	26,228	$524,560	1,000	$100	$524,660	-	$-	$524,660

F-39

Series 468
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-40

Series 471
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	64,388	1,287,760	-	100	1,287,860	-	-	1,287,860
Shares issued to noncontrolling interests for management services	-	-	-	-	-	168	3,360	3,360
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(3,360)	-	-	(3,360)	-	-	(3,360)
Balance at June 30, 2025	64,388	$1,284,400	1,000	$200	$1,284,600	168	$3,360	$1,287,960

F-41

Series 474
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	22,200	444,000	-	100	444,100	-	-	444,100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	62	1,240	1,240
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(1,240)	-	-	(1,240)	-	-	(1,240)
Balance at June 30, 2025	22,200	$442,760	1,000	$200	$442,960	62	$1,240	$444,200

F-42

Series 482
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	4,489	89,780	-	100	89,880	-	-	89,880
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	4,489	$89,780	1,000	$200	$89,980	-	$-	$89,980

F-43

Series 484
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	50,173	1,003,460	-	100	1,003,560	-	-	1,003,560
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	50,173	$1,003,460	1,000	$200	$1,003,660	-	$-	$1,003,660

F-44

Series 487
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	6,520	130,400	-	100	130,500	-	-	130,500
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	6,520	$130,400	1,000	$200	$130,600	-	$-	$130,600

F-45

Series 490
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-46

Series 492
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-47

Series 493
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-48

Series 494
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	-	$-	-	$-	$-	-	$-	$-
Class B shares issued upon entity formation	-	-	-	-	-	-	-	-
Share subscriptions settled - Net	-	-	-	-	-	-	-	-
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2024	-	$-	-	$-	$-	-	$-	$-

Balance at January 1, 2025	-	$-	-	$-	-	-	$-	$-
Class B shares issued upon entity formation	-	-	1,000	100	100	-	-	100
Share subscriptions settled - Net	-	-	-	100	100	-	-	100
Shares issued to noncontrolling interests for management services	-	-	-	-	-	-	-	-
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	-	-	-	-	-	-	-
Balance at June 30, 2025	-	$-	1,000	$200	$200	-	$-	$200

F-49

Consolidated
	Class A ordinary Shares		Class B Shares			Noncontrolling Interests
	Shares	Class A ordinary Members’ Equity	Shares	Class B Members’ Equity	Members’ Equity	Shares	Noncontrolling Members’ Equity	Total Members’ Equity
Balance at January 1, 2024	483,866	$9,659,160	15,000	$1,500	$9,660,660	913	$18,260	$9,678,920
Class B shares issued upon entity formation	-	-	6,000	600	600	-	-	600
Share subscriptions settled - Net	492,193	9,843,860	-	-	9,843,860	-	-	9,843,860
Shares issued to noncontrolling interests for management services	-	-	-	-	-	3,457	69,140	69,140
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(69,140)		-	(69,140)	-	-	(69,140)
Balance at June 30, 2024	976,059	$19,433,880	21,000	$2,100	$19,435,980	4,370	$87,400	$19,523,380

Balance at January 1, 2025	1,470,613	$29,192,297	25,000	$2,500	$29,194,797	10,974	$220,283	$29,415,080
Class B shares issued upon entity formation	-	-	11,000	1,100	1,100	-	-	1,100
Share subscriptions settled - Net	454,190	9,083,800	-	1,100	9,084,900	-	-	9,084,900
Shares issued to noncontrolling interests for management services	-	-	-	-	-	12,318	247,042	247,042
Shares exchanged	-	-	-	-	-	-	-	-
Net income/(loss)	-	(247,042)	-	-	(247,042)	-	-	(247,042)
Balance at June 30, 2025	1,924,803	$38,029,054	36,000	$4,700	$38,033,754	23,292	$467,326	$38,501,080

F-50

MASTERWORKS VAULT 3, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2025 through June 30, 2025

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369	Series 371
Cash Flows from Operating Activities:
Net income/(loss)	$(25,800)	(5,640)	(6,000)	(11,280)	(4,840)	(8,640)	(29,400)	(8,460)	(14,735)	(6,140)	(11,220)	(7,440)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	25,800	5,640	6,000	11,280	4,840	8,640	29,400	8,460	14,735	6,140	11,220	7,440
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	(10,265)	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	(10,265)	-

Cash Flows from Investing Activities:
Purchase of artwork	(122,500)	-	-	-	(324,320)	-	-	(172,000)	(39,360)	(129,000)	(1,499,000)	(26,400)
Net Cash Provided/(Used) in Investing Activities	(122,500)	-	-	-	(324,320)	-	-	(172,000)	(39,360)	(129,000)	(1,499,000)	(26,400)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	2,140	-	-	-	-	-	-	-
Proceeds from issuance of Class A ordinary shares	95,800	-	-	-	317,720	-	-	178,020	51,120	345,840	10,000	24,400
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	1,000	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	(19,540)	(20,960)	(253,700)	-	-
Net Cash Provided/(Used) in Financing Activities	95,800	-	-	-	319,860	-	-	159,480	30,160	92,140	10,000	24,400

Net Change in Cash and Cash Equivalents	(26,700)	-	-	-	(4,460)	-	-	(12,520)	(9,200)	(36,860)	(1,499,265)	(2,000)
Cash and Cash Equivalents, beginning of period	26,820	120	120	120	6,720	120	120	12,630	9,310	36,970	1,499,365	2,120
Cash and Cash Equivalents, end of period	$120	120	120	120	2,260	120	120	110	110	110	100	120

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$26,700	-	-	-	6,600	-	-	12,520	9,200	36,860	1,489,000	2,000
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	240,500	-	-	50,000	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-51

	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436	Series 447	Series 462
Cash Flows from Operating Activities:
Net income/(loss)	$(6,642)	(7,440)	(7,800)	(21,720)	(20,280)	(3,360)	(6,920)	(2,346)	(12,720)	(3,000)	(1,000)	(720)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	6,642	7,440	7,800	21,720	20,280	3,360	6,920	2,346	12,720	3,000	1,000	720
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(11,020)	-	-	-	-	(124,838)	-	-	-	(22,500)	(430,000)
Net Cash Provided/(Used) in Investing Activities	-	(11,020)	-	-	-	-	(124,838)	-	-	-	(22,500)	(430,000)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	1,000	-	-	-	-	4,660	-	-	-	-	760
Proceeds from issuance of Class A ordinary shares	-	11,020	-	-	-	-	311,700	-	-	-	22,500	430,000
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	(195,482)	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	12,020	-	-	-	-	120,878	-	-	-	22,500	430,760

Net Change in Cash and Cash Equivalents	-	1,000	-	-	-	-	(3,960)	-	-	-	-	760
Cash and Cash Equivalents, beginning of period	120	120	110	110	110	110	8,730	110	110	110	110	-
Cash and Cash Equivalents, end of period	$120	1,120	110	110	110	110	4,770	110	110	110	110	760

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	8,620	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-52

	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490	Series 492	Series 493	Series 494	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$(8,900)	-	-	(3,360)	(1,240)	-	-	-	-	-	-	-	(247,042)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - management services fees	8,900	-	-	3,360	1,240	-	-	-	-	-	-	-	247,042
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-	(10,265)
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	(10,265)

Cash Flows from Investing Activities:
Purchase of artwork	(2,214,220)	(524,560)	-	(1,287,760)	(444,000)	(400,000)	(1,061,033)	(130,400)	-	-	-	-	(8,962,911)
Net Cash Provided/(Used) in Investing Activities	(2,214,220)	(524,560)	-	(1,287,760)	(444,000)	(400,000)	(1,061,033)	(130,400)	-	-	-	-	(8,962,911)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	100	100	100	100	100	100	100	100	100	100	100	100	1,200
Net proceeds from unsettled subscriptions and investor subscription deposits	2,700	20,040	889,108	1,100	-	6,480	18,200	11,940	174,160	-	467,020	-	1,599,309
Proceeds from issuance of Class A ordinary shares	2,214,220	524,560	-	1,287,760	444,000	89,780	1,003,460	130,400	-	-	-	-	7,492,300
Proceeds from non-interest bearing advance from affiliate	-	10,300	-	62,740	-	332,900	70,853	-	-	-	-	-	477,793
Repayment of non-interest bearing advance from affiliate	-	(10,300)	-	(62,740)	-	(22,680)	(13,280)	-	-	-	-	-	(598,682)
Net Cash Provided/(Used) in Financing Activities	2,217,020	544,700	889,208	1,288,960	444,100	406,580	1,079,333	142,440	174,260	100	467,120	100	8,971,920

Net Change in Cash and Cash Equivalents	2,800	20,140	889,208	1,200	100	6,580	18,300	12,040	174,260	100	467,120	100	(1,255)
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-	-	1,604,385
Cash and Cash Equivalents, end of period	$2,800	20,140	889,208	1,200	100	6,580	18,300	12,040	174,260	100	467,120	100	1,603,129

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-	-	1,591,500
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	290,500

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-53

MASTERWORKS VAULT 3, LLC

Consolidated Statement of Cash Flows

For the period from January 1, 2024 through June 30, 2024

	Series 325	Series 327	Series 330	Series 332	Series 334	Series 337	Series 349	Series 352	Series 355	Series 358	Series 369	Series 371
Cash Flows from Operating Activities:
Net income/(loss)	$-	(4,200)	(5,880)	(11,040)	-	(8,520)	(29,040)	-	-	-	-	-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	-	4,200	5,880	11,040	-	8,520	29,040	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(127,920)	-	-	(464,840)	-	(120,000)	-	-	-	-	(407,800)
Net Cash Provided/(Used) in Investing Activities	-	(127,920)	-	-	(464,840)	-	(120,000)	-	-	-	-	(407,800)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	100	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	10,100	-	-	-	-	-	-	267,260	220,700	-	-	10,000
Proceeds from issuance of Class A ordinary shares	1,419,920	114,920	-	-	453,840	-	102,800	-	-	-	-	400,000
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	2,000	-	2,000	-	-	-	-	1,000
Repayment of non-interest bearing advance from affiliate	(1,419,920)	-	-	-	(2,000)	-	(2,000)	-	-	-	-	(1,000)
Net Cash Provided/(Used) in Financing Activities	10,100	114,920	-	-	453,840	-	102,800	267,260	220,700	100	-	410,000

Net Change in Cash and Cash Equivalents	10,100	(13,000)	-	-	(11,000)	-	(17,200)	267,260	220,700	100	-	2,200
Cash and Cash Equivalents, beginning of period	110	13,110	110	110	11,110	110	17,310	100	100	-	-	7,910
Cash and Cash Equivalents, end of period	$10,210	110	110	110	110	110	110	267,360	220,800	100	-	10,110

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	13,000	-	-	11,000	-	17,200	-	-	-	-	7,800
Net payable to affiliate incurred for purchase of artwork	$465,000	-	-	-	367,680	-	-	-	-	-	-	187,380

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-54

	Series 384	Series 388	Series 390	Series 398	Series 400	Series 413	Series 414	Series 431	Series 432	Series 436	Series 447	Series 462
Cash Flows from Operating Activities:
Net income/(loss)	$(6,000)	-	(2,220)	-	-	(2,240)	-	-	-	-	-	-
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	6,000	-	2,220	-	-	2,240	-	-	-	-	-	-
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	5,444	-	-	-
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	5,444	-	-	-

Cash Flows from Investing Activities:
Purchase of artwork	-	(558,740)	(1,027,000)	(2,309,720)	(2,413,047)	(445,000)	(1,384,702)	(266,700)	-	-	-	-
Net Cash Provided/(Used) in Investing Activities	-	(558,740)	(1,027,000)	(2,309,720)	(2,413,047)	(445,000)	(1,384,702)	(266,700)	-	-	-	-

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	100	100	100	-	-
Net proceeds from unsettled subscriptions and investor subscription deposits	-	59,680	-	141,460	1,000	-	85,200	-	1,580,120	399,000	-	-
Proceeds from issuance of Class A ordinary shares	-	532,240	1,027,000	2,309,720	2,294,600	445,000	419,320	249,000	-	-	-	-
Proceeds from non-interest bearing advance from affiliate	-	-	-	300	2,380,047	393,351	994,462	17,700	-	-	-	-
Repayment of non-interest bearing advance from affiliate	-	-	-	(300)	(2,261,600)	(393,351)	(29,080)	-	-	-	-	-
Net Cash Provided/(Used) in Financing Activities	-	591,920	1,027,000	2,451,180	2,414,047	445,000	1,469,902	266,800	1,580,220	399,100	-	-

Net Change in Cash and Cash Equivalents	-	33,180	-	141,460	1,000	-	85,200	100	1,585,664	399,100	-	-
Cash and Cash Equivalents, beginning of period	110	26,610	100	100	100	100	100	-	-	-	-	-
Cash and Cash Equivalents, end of period	$110	59,790	100	141,560	1,100	100	85,300	100	1,585,664	399,100	-	-

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	26,500	-	-	-	-	-	-	-	-	-	-
Net payable to affiliate incurred for purchase of artwork	$-	166,160	-	290,280	-	-	-	-	-	-	-	-

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

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	Series 464	Series 466	Series 468	Series 471	Series 474	Series 482	Series 484	Series 487	Series 490	Series 492	Series 493	Series 494	Consolidated
Cash Flows from Operating Activities:
Net income/(loss)	$-	-	-	-	-	-	-	-	-	-	-	-	(69,140)
Adjustments to reconcile net loss to net cash used in operating activities:
Share-based compensation - administrative services fees	-	-	-	-	-	-	-	-	-	-	-	-	69,140
Changes in operating assets and liabilities:
Other amounts due to affiliates	-	-	-	-	-	-	-	-	-	-	-	-	5,444
Net Cash Provided/(Used) in Operating Activities	-	-	-	-	-	-	-	-	-	-	-	-	5,444

Cash Flows from Investing Activities:
Purchase of artwork	-	-	-	-	-	-	-	-	-	-	-	-	(9,525,469)
Net Cash Provided/(Used) in Investing Activities	-	-	-	-	-	-	-	-	-	-	-	-	(9,525,469)

Cash Flows from Financing Activities:
Proceeds from issuance of Class B Shares	-	-	-	-	-	-	-	-	-	-	-	-	400
Net proceeds from unsettled subscriptions and investor subscription deposits	-	-	-	-	-	-	-	-	-	-	-	-	2,774,520
Proceeds from issuance of Class A ordinary shares	-	-	-	-	-	-	-	-	-	-	-	-	9,768,360
Proceeds from non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-	3,790,860
Repayment of non-interest bearing advance from affiliate	-	-	-	-	-	-	-	-	-	-	-	-	(4,109,251)
Net Cash Provided/(Used) in Financing Activities	-	-	-	-	-	-	-	-	-	-	-	-	12,224,889

Net Change in Cash and Cash Equivalents	-	-	-	-	-	-	-	-	-	-	-	-	2,704,864
Cash and Cash Equivalents, beginning of period	-	-	-	-	-	-	-	-	-	-	-	-	77,300
Cash and Cash Equivalents, end of period	$-	-	-	-	-	-	-	-	-	-	-	-	2,782,164

Non cash investing and financing activities:
Issuance of Class A ordinary shares from subscriptions previously received	$-	-	-	-	-	-	-	-	-	-	-	-	75,500
Net payable to affiliate incurred for purchase of artwork	$-	-	-	-	-	-	-	-	-	-	-	-	1,476,500

No assurance is provided on these consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

F-56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2025 and 2024

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization – Masterworks Vault 3, LLC (the “Company”) was formed on June 14, 2023 as a Delaware series limited liability company to facilitate investment in individual works of art (each, an “Artwork”) that will be owned by individual series of the Company. We are managed by our affiliate, Masterworks Administrative Services, LLC (the “Administrator”).

Each Artwork is owned by a separate series of the Company. Each series raises investment capital by offering Class A shares pursuant to Regulation A of the Securities Act of 1933, as amended. Each series issues Class A ordinary shares (“Class A shares”) representing ordinary membership interests in such series upon each closing of the series offering. Immediately following the consummation of the series offering, investors participating in such series offering will own 100% of the outstanding Class A shares issued by such series. As a Delaware series limited liability company, the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law.

All the proceeds from a series offering will be used to pay, directly or indirectly, for the acquisition of a single Artwork, and to pay an expense allocation to Masterworks Gallery, LLC (“Gallery”), a subsidiary of Masterworks, LLC (“Masterworks”), equal to 11% of the purchase price of the Artwork (or approximately 10% of the size of each series offering). The Company is managed by a Board of Managers comprised of three individuals and is administered by Masterworks Administrative Services, LLC (the “Administrator”).

Principles of Consolidation – The consolidated financial statements of each individual series include the accounts of the individual series and a segregated portfolio of Masterworks Cayman, SPC, a Cayman Islands segregated portfolio company (a “SPC”). Each individual series holds title to the specific Artwork that it acquires in a SPC. When a SPC acquires title to an Artwork, the segregated portfolio will issue the applicable series the same number of SPC ordinary shares (“SPC Ordinary shares”) in the segregated portfolio as the number of Class A shares offered to investors in the series offering, and such SPC Ordinary shares shall initially represent 100% of the outstanding equity interests in such segregated portfolio. In the event any additional Class A shares are issued following the closing of a series offering, upon a conversion of Class B ordinary shares or exchange of SPC Preferred shares (as defined in this Note), additional SPC Ordinary shares will be issued to the applicable series, such that at all relevant times the number of outstanding SPC Ordinary shares held by a series shall equal the number of outstanding Class A shares for such series. The accounts of any such series and its corresponding segregated portfolio of the SPC represent the consolidated financial statements of such series, due to the fact that any such series treats the corresponding segregated portfolio as a consolidated subsidiary in these financial statements in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Subtopic 810-10 Consolidation: Overall (“ASC 810”) . All significant intercompany transactions and balances have been eliminated in consolidation.

The Company reports consolidated financial statements of all its series given that they are under common control. In accordance with ASC 810, reporting entities eliminate intercompany transactions in consolidated financial statements and noncontrolling interest is presented in the consolidated financial statements when a subsidiary of any of the consolidated entities has a noncontrolling interest.

Members’ Liability – The Company is organized as a Delaware series limited liability company, and the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing with respect to a particular series of the Company are segregated and enforceable only against the assets of such series under Delaware law. Similarly, as a Cayman Islands segregated portfolio company, the debts, liabilities, obligations, and expenses incurred, contracted for or otherwise existing of a particular segregated portfolio of SPC are segregated and enforceable only against the assets of such segregated portfolio under Cayman Islands law. This means that a creditor of the Company would only be entitled to recover against assets attributed and credited to the specific series of the Company that has a direct financial obligation to such creditor. As such, the liability of a member of a series of the Company for the financial obligations of the series of the Company is limited to the member’s contribution of capital to such series.

Basis of Accounting and Use of Estimates – The Company prepares its financial statements on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the balance sheets and the reported amounts of revenues and expenses in the statements of operations during the applicable period. Actual results could materially differ from those estimates.

Cash – The Company’s cash consists of cash held in a Federal Deposit Insurance Corporation (“FDIC”) insured bank account.

Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase, including investments in money market funds, to be cash equivalents. These investments are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.

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1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Artwork – The Artwork of each series is recorded at cost, which is the purchase price paid for the Artwork plus the Expense Allocation (as defined below), and any other expenditure deemed necessary to bring the Artwork to the intended use (e.g. shipping costs and import taxes). Artwork is determined to have an indefinite life. The Company will review the Artwork for impairment in accordance with the requirements of FASB ASC Subtopic 360-10, Property, Plant, and Equipment: Impairment and Disposal of Long-Lived Assets (“ASC-360”). Those requirements require the Company to perform an impairment analysis whenever events or changes in circumstances indicate that the carrying amount of the Artwork might not be recoverable, i.e., information indicates that an impairment might exist. In accordance with ASC 360, the Company:

●	Considers whether indicators of impairment are present. Indicators or triggers of impairment management considers are: deteriorating physical condition of the Artwork, trends in the art market, reputation of the artist, recent sales of other artworks by the artist, and other events, circumstances, or conditions that indicate impairment might exist;

●	If indicators are present, perform a recoverability test by comparing the estimated amount realizable upon sale of the Artwork, to its carrying value; and

●	If the amount realizable upon sale of the Artwork is deemed to be less than its carrying value, the Company would measure an impairment charge.

If it is determined that measurement of an impairment loss is necessary, the impairment loss would be calculated based on the difference between the carrying amount of the Artwork and its estimated fair value. An impairment loss would be reported as a component of income from continuing operations before income taxes in the Company’s consolidated financial statements. There were no events or circumstances indicating impairment of the Artwork for the period presented.

Expense Allocation – Each series of the Company agreed to pay Gallery an expense allocation payment equal to 11% of the purchase price of the Artwork, which is intended to be a fixed non-recurring expense allocation for (i) financing commitments, (ii) Masterworks’ sourcing the Artwork of such series, (iii) all research, data analysis, condition reports, appraisal, due diligence, travel, currency conversion and legal services to acquire the Artwork of such series and (iv) the use of the Masterworks Platform and Masterworks intellectual property. No other expenses associated with the organization of the Company, any series offering, or the purchase and securitization of the Artwork will be paid, directly or indirectly, by the Company, any series or investors in any series offering.

Concentration of Credit Risk – Financial instruments that potentially subject each series of the Company to a concentration of credit risk consist of cash and cash equivalents. Substantially all the cash of each series of the Company is held by two financial institutions that management believes are of high credit quality in amounts that may exceed federally insured limits at times. The Company has not experienced any losses in these accounts in the past, and management believes the Company is not exposed to significant credit risks as they periodically evaluate the strength of the financial institution in which it deposits funds and cash is only held for a short duration pending closing or a distribution to members.

F-58

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings (loss) per Class A ordinary Share – Basic earnings (loss) per share is calculated by dividing net income (loss) attributable to Class A ordinary shareholders by the weighted-average number of Class A ordinary shares outstanding during the period. For diluted earnings per shares, the weighted-average share count also includes additional Class A shares that could be issued from:

1.	The exchange of SPC Preferred shares (as defined later in this Note)
2.	The conversion of Class B shares, if any, based on the estimated fair value of the related Artwork.

If a Series reports a net loss for the period, diluted earnings per share equals basic earnings per share because the inclusion of potentially dilutive securities would be anti-dilutive.

Income Taxes – The Company is a Delaware series limited liability company, and the Company is treated as a partnership for U.S. tax purposes. Each series is disregarded for income tax purposes. As such, the Company and each of its series are pass-throughs for income tax purposes and generally not subject to federal or state income taxes. Instead, each series’ taxable income or loss, which may differ significantly from the income or loss reported in the financial statements, is allocated to its members and each member is responsible for reporting their share of the series’ taxable income or loss on their federal and state tax returns. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

For the current tax year and all major taxing jurisdictions, the Administrator has determined that the Company and each series qualify as pass-through entities with no uncertain tax positions requiring recognition in the financial statements. If any series incurs an income tax liability in the future, interest on the liability will be recorded as interest expense and penalties will be recorded as income tax expense for that series. The Administrator does not anticipate material changes to its assessment of uncertain tax positions in the next twelve months. However, this conclusion may be subject to review and adjustment based on changes in tax laws, regulations, interpretations, or other factors, including the timing of deductions, income allocation across jurisdictions, and compliance with U.S., state, and foreign tax laws.

Unsettled Subscriptions and Investor Subscription Deposits – The unsettled subscriptions and investor subscription deposits consist of amounts received from potential investors that are expected to be settled in Class A shares of a series at an undetermined future date upon closing of the relevant offering.

Organizational and Offering Costs – The Administrator will pay all of the Company’s ordinary ongoing operating costs and expenses and manage all management services relating to the Company’s business, each series and the Artwork of each series in exchange for SPC Preferred shares as later defined in this Note.

Organizational and offering costs include all expenses relating to the formation of the Company and its series, the qualification of the series’ offerings, and the marketing and distribution of each series’ Class A shares, including, without limitation, expenses for printing and amending offering statements or supplementing offering circulars; mailing and distribution costs; telephones, internet, and other telecommunications costs; all advertising and marketing expenses; charges of experts and fees; expenses and taxes related to the series’ offerings; and qualification of the sale of Class A shares of a series under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. The Company did not pay any of these costs and is not required to reimburse the Administrator for any of these costs. Accordingly, these costs are not included in the Company’s consolidated financial statements.

F-59

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Members’ Equity – Members’ equity for each series is comprised of different types of membership interests: Class A shares, Class B ordinary shares (“Class B shares”), a Class C ordinary share (“Class C share”), as well as SPC preferred shares (“SPC Preferred shares”) and SPC ordinary shares (“SPC Ordinary shares”) of SPC:

Class A shares - The Class A shares of each series represent in the aggregate 100% of the members’ capital accounts of each such series and an 80% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses.

The authorized number of Class A shares for each series is limited to the primary offering number of shares plus: (i) the number of Class A shares which may be issued upon exchange of the SPC Preferred shares, plus (ii) shares which may be issued upon conversion of Class B shares. All Class A shares have certain limited voting and approval rights, including for the issuance of additional shares and removing members of the Board of Managers or the Administrator. The Board of Managers controls all other actions as stated in the Company’s amended and restated operating agreement.

Class B shares - The Class B shares of each series initially held by Masterworks Foundry, LLC (“Foundry”) are profit interests that represent a 20% interest in the profits recognized upon any sale of the Artwork of such series, after deduction of all management fees and other expenses. In addition, prior to a sale of the Artwork, Class B shares of series may be converted into Class A shares of such series with a value at the time of conversion equal to 20% of the increase in value of the Company’s issued and outstanding Class A and B shares. The authorized number of Class B shares is limited to the number of Class B shares set forth on the Consolidated Statement of Members’ Equity. The convertible Class B shares have no specified exercise date, exercise price, or expiration. Class B shares for any series have 100% of the voting rights prior to the issuance of Class A shares of such series and no voting rights after the issuance of Class A shares of such series.

Class C share - The Class C share of each series represents a special class of membership interests, which has no economic rights or obligations, other than so-called “kick-out” rights, meaning the holder has the right to remove, replace or reconstitute the Company’s Board of Managers. The Class C shares can only be issued to, transferred to, or held by, a Masterworks affiliate and there can only be one holder of Class C shares of all series of the Company at any point in time.

SPC Preferred shares - The SPC Preferred shares have a $20 per share liquidation preference over SPC Ordinary shares and are “non-participating”, meaning they do not entitle the holder to receive more than $20 per SPC Preferred share. The SPC Preferred shares entitle the holder to receive cash upon any sale of the Artwork held by the issuing segregated portfolio in an amount up to $20 per share before any payment is made in respect of the Class A shares. The SPC Preferred shares are exchangeable into Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. If there is a sale of Artwork resulting in a net loss (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of less than $20 per Class A share), the Administrator, as the holder of the SPC Preferred shares, would effectively receive up to $20 per SPC Preferred share in preference to any distribution made to Class A shareholders. If the Artwork sale results in a net profit (i.e. holders of Class A shares in a series on a fully-diluted basis would receive a liquidating distribution of more than $20 per Class A share), the Administrator would exchange its SPC Preferred shares into Class A shares prior to the liquidating distribution and would receive the same economics per Class A share as other Class A shareholders. The number of SPC Preferred shares shall be limited to the number of SPC Preferred shares which may be issued pursuant to a management service agreement signed with the Administrator (Note 2).

SPC Ordinary shares - The SPC Ordinary shares represent a 100% residual economic ownership interest in the Segregated Portfolio that owns the Artwork, after deduction of amounts payable in respect of the SPC Preferred shares, if any. Each Series’ membership interest represented by SPC Ordinary shares is eliminated upon consolidation between each Series and its corresponding SPC.

Revenue Recognition – The Company does not plan to generate a material amount of revenue until the Artwork of any series is sold at some undetermined future date. At the time of sale, revenue will be recognized upon the transfer of the Artwork title to the buyer.

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2. RELATED PARTY TRANSACTIONS

Management services are provided pursuant to a management services agreement among the Company, on behalf of each applicable series, Masterworks Cayman, SPC, on behalf of each applicable segregated portfolio, and the Administrator, which was entered into prior to the initial closing of the initial series offerings, and incorporates a “unitary” fee structure (the “Management Services Agreement”). This means the Administrator will pay all of the ordinary ongoing operating costs and expenses and manage all management services relating to the business, each series and the Artwork of each series in exchange for preferred equity interests in Masterworks Cayman, SPC (the “SPC Preferred shares”) issued at a rate of 1.5% of the total equity interests of each segregated portfolio of Masterworks Cayman, SPC outstanding, per annum. The Company recognizes the management services fees expense at the time of issuance of the related SPC Preferred shares as the requisite service period is considered completed. Once earned, the SPC Preferred shares will be exchangeable for Class A shares of the series of which the segregated portfolio holds the Artwork at an exchange rate of 1 for 1. The SPC Preferred shares are recorded using the net asset value effective as of the applicable quarter-end in which the management services fee is due and payable.

The management services fee covers all ordinary operating costs of the Company and each series; however, the Administrator will charge the Company for any extraordinary costs and payments, including costs and payments associated with litigation, arbitration, or judicial proceedings; material or extraordinary transactions related to a merger, third-party tender offer, or other similar transaction and for selling the Artwork of each series. For any extraordinary costs incurred or payments made on behalf of the Company, the Company will show the expense on its statement of operations in the year of occurrence for the applicable series, as well as carry forward a due to related party liability on its balance sheet in perpetuity, until the Artwork is sold, and the resulting proceeds can be used to settle the liability to the Administrator. The Administrator may be removed from its role as Administrator if the holders of two-thirds (⅔) of the voting shares of all series of the Company voting as a single class vote to remove and replace the Administrator, which would result in termination of the Management Services Agreement.

Additionally, the Management Services Agreement also provides that the Administrator will pay each series of the Company a de minimis annual royalty for the rights to commercialize the Artwork of each series for the duration of the operations of the Company.

All balances and transactions denoted as to or from “affiliate” on the accompanying consolidated balance sheet, statement of operations, and statement cash flows represent related party transactions.

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3. FAIR VALUE MEASUREMENTS

Financial assets are recorded at fair value, which is defined as the price received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date.

The accounting guidance establishes a three-tier fair value hierarchy based on the inputs used in valuation:

●	Level 1: Quoted prices in active markets for identical assets or liabilities.
●	Level 2: Observable inputs other than quoted prices, including market data for similar assets or liabilities.
●	Level 3: Unobservable inputs based on management’s estimates, considering valuation risks.

Each series determines fair value using quoted prices, market data, or valuation techniques that prioritize observable inputs while considering counterparty credit risk.

If a series holds financial assets, the following table(s) present their fair value by hierarchy level (in thousands):

June 30, 2025
	Level 1	Level 2	Level 3	Total
Assets
Money Market Funds	$-	$-	$-	$-

Total Assets	$-	$-	$-	$-

4. RISKS AND UNCERTAINTIES

The nature of the Company’s operations are limited in scope. The Company holds no material assets other than the Artworks beneficially owned by each series, has no employees, and has no debts or contractual obligations, other than a management services agreement pursuant to which the Administrator will provide services that are essential to the Company, such as storage, insurance, display, transport, SEC filings and compliance, and other normal operating services, and the Administrator will fund all of such costs and expenses. As a result of this relationship, the Company is dependent upon the Administrator and is totally reliant on the Administrator to manage its business.

The preparation of the consolidated financial statements requires the use of estimates by management. Although the Artwork of each series is carried at its cost basis, subject to possible impairment, Management must estimate the value of the Artwork to determine the expense associated with fees payable to the Administrator, which are payable in the form of SPC Preferred shares that are convertible to Class A shares, hence, representing membership interests in the Company. The value of Artwork is highly subjective and given that each artwork is unique, there is a risk that management’s estimates are materially incorrect, which would result in an understatement or overstatement of the Company’s expenses. The value of the Artwork of each series estimated by management has no impact on the number of SPC Preferred shares issued or Class A shares issuable upon conversion thereof.

The Company is subject to an exceptionally high level of concentration risk. The Artwork of any series can decline in value, become worthless or be difficult or impossible to liquidate due to economic factors, trends in the art market generally, trends relating to the genre of the artwork or trends relating to the market for works by the artist that produced the Artwork, as well as changes in the condition of the Artwork and other factors. In periods of global financial weakness and disruption in financial and capital markets, the art market tends to experience declines in transaction volume, making it extremely difficult to liquidate artwork during such periods at acceptable values or at all.

5. SUBSEQUENT EVENTS

Management has evaluated events and transactions that have occurred since June 30, 2025 and reflected their effects, if any, in these statements through September 26, 2025, the date the financial statements were available to be issued, and a summary of material events is set forth below.

The table below shows offerings, which have been qualified after the date of the financial statements through September 26, 2025:

Series	Underlying Asset	Maximum Offering Size	Class A shares	Qualification Date

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Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit

2.1	Certificate of Formation (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-A filed on June 27, 2023).*
2.2	Form of Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.2 to the Company’s Form 1-A filed on June 27, 2023).*
2.3	Form of Second Amended and Restated Operating Agreement (incorporated by reference to the copy thereof submitted as Exhibit 2.1 to the Company’s Form 1-U filed on January 4, 2024).*
4.1	Form of Subscription Agreement (incorporated by reference to the copy thereof submitted as Exhibit 4.1 to the Company’s Form 1-A filed on June 27, 2023).*
6.1	Amended and Restated Memorandum and Articles of Association (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-A POS filed on August 4, 2023).*
6.2	Form of Designation of SPC Ordinary Shares and SPC Preferred Shares (incorporated by reference to the copy thereof submitted as Exhibit 6.2 to the Company’s Form 1-U filed on August 31, 2023).*
6.3	Form of Amended and Restated Management Services Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on January 4, 2024).*
6.4	Form of Amended and Restated Financing, License and Sourcing Agreement (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 9, 2024).*
6.5	Art Purchase Agreement for Series 325 (incorporated by reference to the copy thereof submitted as Exhibit 6.5 to the Company’s Form 1-A filed on June 27, 2023).*
6.6	Art Purchase Agreement for Series 327 (incorporated by reference to the copy thereof submitted as Exhibit 6.6 to the Company’s Form 1-A filed on June 27, 2023).*
6.7	Art Purchase Agreement for Series 330 (incorporated by reference to the copy thereof submitted as Exhibit 6.7 to the Company’s Form 1-A filed on June 27, 2023).*
6.8	Art Purchase Agreement for Series 332 (incorporated by reference to the copy thereof submitted as Exhibit 6.8 to the Company’s Form 1-A filed on June 27, 2023).*
6.9	Art Purchase Agreement for Series 337 (incorporated by reference to the copy thereof submitted as Exhibit 6.9 to the Company’s Form 1-A filed on June 27, 2023).*
6.10	Art Purchase Agreement for Series 334 (incorporated by reference to the copy thereof submitted as Exhibit 6.10 to the Company’s Form 1-A POS filed on August 4, 2023).*
6.11	Art Purchase Agreement for Series 349 (incorporated by reference to the copy thereof submitted as Exhibit 6.11 to the Company’s Form 1-A POS filed on August 4, 2023).*
6.12	Art Purchase Agreement for Series 371 (incorporated by reference to the copy thereof submitted as Exhibit 6.12 to the Company’s Form 1-A POS filed on August 4, 2023).*
6.13	Art Purchase Agreement for Series 373 (incorporated by reference to the copy thereof submitted as Exhibit 6.13 to the Company’s Form 1-A POS filed on August 4, 2023).*
6.14	Art Purchase Agreement for Series 375 (incorporated by reference to the copy thereof submitted as Exhibit 6.14 to the Company’s Form 1-A POS filed on August 4, 2023).*
6.15	Art Purchase Agreement for Series 384 (incorporated by reference to the copy thereof submitted as Exhibit 6.15 to the Company’s Form 1-A POS filed on September 13, 2023).*
6.16	Art Purchase Agreement for Series 388 (incorporated by reference to the copy thereof submitted as Exhibit 6.16 to the Company’s Form 1-A POS filed on September 25, 2023).*
6.17	Art Purchase Agreement for Series 390 (incorporated by reference to the copy thereof submitted as Exhibit 6.17 to the Company’s Form 1-A POS filed on September 25, 2023).*
6.18	Art Purchase Agreement for Series 398 (incorporated by reference to the copy thereof submitted as Exhibit 6.18 to the Company’s Form 1-A POS filed on September 25, 2023).*
6.19	Art Purchase Agreement for Series 400 (incorporated by reference to the copy thereof submitted as Exhibit 6.19 to the Company’s Form 1-A POS filed on October 23, 2023).*
6.20	Art Purchase Agreement for Series 413 (incorporated by reference to the copy thereof submitted as Exhibit 6.20 to the Company’s Form 1-A POS filed on October 23, 2023).*
6.21	Art Purchase Agreement for Series 414 (incorporated by reference to the copy thereof submitted as Exhibit 6.21 to the Company’s Form 1-A POS filed on October 23, 2023).*
6.22	Art Purchase Agreement for Series 431 (incorporated by reference to the copy thereof submitted as Exhibit 6.22 to the Company’s Form 1-A POS filed on March 6, 2024).*

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6.23	Art Purchase Agreement for Series 432 (incorporated by reference to the copy thereof submitted as Exhibit 6.23 to the Company’s Form 1-A POS filed on March 6, 2024).*
6.24	Art Purchase Agreement for Series 436 (incorporated by reference to the copy thereof submitted as Exhibit 6.24 to the Company’s Form 1-A POS filed on March 18, 2024).*
6.25	Art Purchase Agreement for Series 352 (incorporated by reference to the copy thereof submitted as Exhibit 6.25 to the Company’s Form 1-A POS filed on April 22, 2024).*
6.26	Art Purchase Agreement for Series 355 (incorporated by reference to the copy thereof submitted as Exhibit 6.26 to the Company’s Form 1-A POS filed on May 28, 2024).*
6.27	Art Purchase Agreement for Series 358 (incorporated by reference to the copy thereof submitted as Exhibit 6.27 to the Company’s Form 1-A POS filed on May 28, 2024).*
6.28	Art Purchase Agreement for Series 369 (incorporated by reference to the copy thereof submitted as Exhibit 6.28 to the Company’s Form 1-A POS filed on July 10, 2024).*
6.29	Art Purchase Agreement for Series 447 (incorporated by reference to the copy thereof submitted as Exhibit 6.29 to the Company’s Form 1-A POS filed on September 3, 2024).*
6.30	Art Purchase Agreement for Series 462 (incorporated by reference to the copy thereof submitted as Exhibit 6.30 to the Company’s Form 1-A POS filed on December 26, 2024).*
6.31	Art Purchase Agreement for Series 466 (incorporated by reference to the copy thereof submitted as Exhibit 6.31 to the Company’s Form 1-A POS filed on December 26, 2024).*
6.32	Art Purchase Agreement for Series 464 (incorporated by reference to the copy thereof submitted as Exhibit 6.32 to the Company’s Form 1-A POS filed on January 17, 2025).*
6.33	Art Purchase Agreement for Series 471 (incorporated by reference to the copy thereof submitted as Exhibit 6.33 to the Company’s Form 1-A POS filed on February 13, 2025).*
6.34	Art Purchase Agreement for Series 474 (incorporated by reference to the copy thereof submitted as Exhibit 6.34 to the Company’s Form 1-A POS filed on February 28, 2025).*
6.35	Art Purchase Agreement for Series 484 (incorporated by reference to the copy thereof submitted as Exhibit 6.35 to the Company’s Form 1-A POS filed on March 20, 2025).*
6.36	Art Purchase Agreement for Series 468 (incorporated by reference to the copy thereof submitted as Exhibit 6.36 to the Company’s Form 1-A POS filed on April 7, 2025).*
6.37	Art Purchase Agreement for Series 482 (incorporated by reference to the copy thereof submitted as Exhibit 6.37 to the Company’s Form 1-A POS filed on April 7, 2025).*
6.38	Art Purchase Agreement for Series 487 (incorporated by reference to the copy thereof submitted as Exhibit 6.38 to the Company’s Form 1-A POS filed on April 7, 2025).*
6.39	Art Purchase Agreement for Series 490 (incorporated by reference to the copy thereof submitted as Exhibit 6.39 to the Company’s Form 1-A POS filed on May 2, 2025).*
6.40	Art Purchase Agreement for Series 492 (incorporated by reference to the copy thereof submitted as Exhibit 6.40 to the Company’s Form 1-A POS filed on May 2, 2025).*
6.41	Art Purchase Agreement for Series 493 (incorporated by reference to the copy thereof submitted as Exhibit 6.41 to the Company’s Form 1-A POS filed on May 20, 2025).*
6.42	Art Purchase Agreement for Series 494 (incorporated by reference to the copy thereof submitted as Exhibit 6.42 to the Company’s Form 1-A POS filed on May 20, 2025).*
6.43	Consignment Agreement for Series 373 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on December 15, 2023).*
6.44	Consignment Agreement for Series 375 (incorporated by reference to the copy thereof submitted as Exhibit 6.1 to the Company’s Form 1-U filed on February 6, 2024).*

* Filed Previously

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Masterworks Vault 3, LLC

By:	/s/ Joshua B. Goldstein
Name:	Joshua B. Goldstein
Title:	General Counsel & Secretary

Pursuant to the requirements of Regulation A, this Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Nigel S. Glenday	Chief Executive Officer	September 26, 2025
Nigel S. Glenday	(Principal Executive Officer)

/s/ Nigel S. Glenday	Chief Financial Officer (Principal Financial Officer	September 26, 2025
Nigel S. Glenday	and Principal Accounting Officer) and Member of Board of Managers

/s/ Joshua B. Goldstein	Member of the Board of Managers	September 26, 2025
Joshua B. Goldstein

9